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                             November 28, 2023

       Peter M. Hecht
       Chief Executive Officer
       Cyclerion Therapeutics, Inc.
       245 First Street, 18 Floor
       Cambridge , Massachusetts

                                                        Re: Cyclerion
Therapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 22,
2023
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            Filed November 13,
2023
                                                            File No. 001-38787

       Dear Peter M. Hecht:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2023

       Notes to the Condensed Consolidated Financial Statements
       4. Discontinued Operations, page 14

   1. You disclose that on May 11, 2023 you sold all of the assets comprising your zagociguat and CY3018 programs
(Program Assets) to Tisento Therapeutics Inc. and have presented the operations of the
Program Assets as discontinued operations for all periods presented.
                                                        Please explain to us
how you determined that the disposal of these programs results in a strategic shift in your
operations given that you continue to hold other soluble guanylate cyclase ("sGC")
stimulators in your product candidate portfolio.
 Peter M. Hecht
FirstName LastNamePeter
Cyclerion Therapeutics, Inc.M. Hecht
Comapany 28,
November   NameCyclerion
              2023          Therapeutics, Inc.
November
Page  2   28, 2023 Page 2
FirstName LastName
5. Other Investment, page 16

2. You disclose that you acquired a 10% equity interest in Tisento Therapeutics Holdings
         Inc.(Tisento Parent) with a fair value of $5.3 million and that your investment does not provide you with significant influence over Tisento Parent. Please address the following:
             Provide your analysis under ASC 810-10 in determining whether Tisento Parent is a variable interest entity (VIE), including whether the entity has sufficient equity at risk to finance its activities without additional subordinated financial support.
             To the extent that Tisento Parent is determined to be a VIE, provide your analysis under ASC 810-10 supporting your determination that you do not have a controlling financial interest in the VIE. Address the following as part of your response:
                o Identify the activities of Tisento Parent that most significantly impact its economic performance and explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.
                o To the extent that the power is shared among the variable interest holders, clarify whether there is a tie-breaking mechanism in place with respect to key decision making.
                o With respect to investments held by your CEO and any other related parties, provide an analysis under ASC 810-10-25-42 through 25-44B.
                o Provide us with a copy of the Asset Purchase Agreement to assist us with our review.
             Confirm that you will revise your future filings to provide the VIE-specific disclosures required by ASC 810-10-50, to the extent applicable.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Life
Sciences